                                  [CH&G LOGO]

                          CALFEE, HALTER & GRISWOLD LLP
                                ATTORNEYS AT LAW

                                    Cleveland

                          Direct Dial No. 216/622-8667
                             email: ahall@calfee.com


                                January 21, 2005



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:        Pamela A. Long
                  Assistant Director

                  Re: RPM International, Inc. (the "Company") Form S-4, filed November 16, 2004
                           File No. 333-120536

Dear Ms. Long:

         On behalf of RPM International, a Delaware corporation, we are transmitting this letter in response to the staff's comment letter dated December 16, 2004, regarding the above filing. We are also filing herewith Amendment No. 1 to the Registration Statement on Form S-4 for the purpose of incorporating certain revised disclosures requested by the staff, as well as updating the financial information in the filing for the six months ended November 30, 2004. Amendment No. 1 has been marked to show the changes to the Registration Statement in accordance with the provisions of Rule 310 of Regulation S-T.


         For your convenience, we have repeated your comments in italics followed by our supplemental response or proposed revised disclosure or reference to revised disclosure that appears in Amendment No. 1.






 1400 McDonald Investment Center 800 Superior Avenue Cleveland, Ohio 44114-2688
                         216/622-8200 Fax 216-241/0816

     1650 Fifth Third Center 21 East State Street Columbus, Ohio 43215-4243
                          614/621-1500 Fax 614/621-0010

                                 www.calfee.com

                          CALFEE, HALTER & GRISWOLD LLP


Pamela A. Long
Assistant Director
January 21, 2005
Page 2



INSIDE FRONT COVER

SEC Comment #1:

         Please include all of the information required by Item 2(2) of Form S-4 on the inside front cover page of the prospectus. Highlight the date by which investors must request additional information by print type or otherwise.

Response:

         The inside front cover page of the prospectus has been revised to provide all of the information required by Item 2(2) of Form S-4. The date by which investors must request additional information is highlighted in bold type.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS; PAGE ii

SEC Comment #2:

         Please remove references to Section 27A of the Securities Act and 21E of the Exchange Act, and any other reference you may make to these sections or to the Private Securities Litigation Reform Act. The safe harbor of the PSLRA does not cover statements made in connection with tender offers.

Response:

         The prospectus has been revised to remove references to Section 27A,
Section 21E and the PSLRA. Please see pages ii and iii.

8/31/04 FORM 10-Q

SEC Comment #3:

         The disclosure in Note F indicates that a $144.6 million asbestos liability was recognized as of 5/31/03 "for those pending cases that had progressed to a stage where the cost to

                          CALFEE, HALTER & GRISWOLD LLP


Pamela A. Long
Assistant Director
January 21, 2005
Page 3




         dispose of these cases could reasonably be estimated." In the summer of 2003 your third-party insurance was depleted. No additional liability has been recorded in the subsequent 15 months through 8/31/04. In a letter of supplemental information, please clarify for us why no additional liability has been recognized -- specifically address the following issues:

         - There were 2,002 unresolved asbestos claims on 5/31/03. How many of these claims had you recorded a liability for @ 5/31/03? How has the amount subsequently paid to resolve these claims (excluding legal defense costs) compared to what you had estimated in your 5/31/03 analysis? How many of the claims for which a liability was recorded @ 5/31/03 were still unresolved @ 8/31/04?

         - Of the 2,002 unresolved claims for which no liability had been recorded @ 5/31/03, how many have subsequently progressed to a stage where the cost to dispose of them could reasonably be estimated? How much has been paid since 5/31/03 to resolve these claims (excluding legal defense costs)?

         - The number of unresolved claims has increased from 2,002 @ 5/31/03 to 6,820 @ 8/31/04. Why is it that no liability has been recorded for these 4,818 new claims? Given that your accounting policy is to accrue for future legal defense costs, why has no liability been recorded for the costs that will be required to defend against these new claims? Based on historical experience, it would appear that a reasonable estimate of the minimum amount of probable loss stemming from these new claims should be determinable. The lack of any loss accruals since 5/31/03 seems to infer that, in management's opinion, even a future settlement/legal cost of $1 million related to these 4,818 new claims is not probable. Please help us to understand the analysis performed @ 8/31/04 with regard to the minimum amount of probable future loss related to your active asbestos claims.

         - How much has been paid (excluding legal defense costs) to resolve asbestos claims filed after 5/31/03 i.e. for cases other than the 2,002 unresolved claims referenced above.

                          CALFEE, HALTER & GRISWOLD LLP


Pamela A. Long
Assistant Director
January 21, 2005
Page 4



         - Please tell us the total amount of asbestos claims legal defense costs you have paid between 5/31/03 and 8/31/04. Tell us also your liability for unpaid legal defense costs @ 8/31/04, if any.

Response:

         The Company will address this comment in a supplemental letter to the staff pursuant to Rule 418 of the Securities Act of 1933.

SUMMARY; PAGE 1

SEC Comment #4:

         The information in the second paragraph that follows the table of contents contains a statement that you cannot assure investors that information in your prospectus that is based on information provided by other sources is accurate or complete. Please remove this statement, as you are responsible for all of the information that appears in your prospectus.

Response:

         Page ii of the prospectus has been revised to remove the statement.

SEC Comment #5:

         Please provide a brief statement in your summary as to the accounting treatment of the proposed exchange offer. See Form S-4, Item 4(a)(5).

Response:

         Page 8 of the prospectus has been revised to include a summary of the accounting treatment of the proposed exchange offer.

                          CALFEE, HALTER & GRISWOLD LLP


Pamela A. Long
Assistant Director
January 21, 2005
Page 5




SEC Comment #6:

         We note your summary contains a lengthy description of the company's business and business strategy. Further, we note the identical disclosure appears later in your prospectus. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company's business and business strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy, consider listing these in the bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of SEC No. 33-7497.

Response:

         Pages 1 - 5 of the prospectus have been revised to address the "plain english" comments of the staff.

SEC Comment #7:

         We note the discussion of your business strategy and your company's strengths. Please balance the summary by providing an equally prominent summary of your competitive weaknesses, including your on-going asbestos litigation. In addition, please provide a brief summary of the most significant risks associated with an investment in the notes. The cross-reference alone on page 6 is not meaningful to investors.

Response:

         In response to the staff's comment, disclosure has been added on pages 3 - 4 of the prospectus under the heading "Our Uncertainties" to prominently address risks associated with the Company's business. In addition, a brief summary of risks related to the exchange offer and the exchange notes has been added on pages 7 - 8.

                          CALFEE, HALTER & GRISWOLD LLP


Pamela A. Long
Assistant Director
January 21, 2005
Page 6



SEC Comment #8:

         Include a brief summary of the material provisions of the indenture, including any covenants or provisions, or the lack of any covenants or provisions, which may afford a debt holder protection in the event of a highly leveraged transaction, merger, or similar transaction which may adversely affect the creditworthiness of the new notes and the ability to waive any such covenants or provisions. The cross-reference alone on page 8 is not meaningful to investors.

Response:

         Page 10 of the prospectus has been revised to include a summary of the indenture provisions which may protect holders of the exchange notes in the event of a consolidation, merger or sale of assets.

SUMMARY CONSOLIDATED FINANCIAL DATA; PAGE 9

SEC Comment #9:

         In footnote (d) on 10, you state your belief that EBITDA "provides one of the best comparative measures of pure operating performance," yet you say that it is not presented as an indicator of operating performance. You also state that EBITDA provides "one of the best comparative measures" for operating performance, but that your method of computation "may or may not be comparable to other similarly titled measures of other companies." Please revise to explain these apparent inconsistencies and address the measure's limitations and utility to investors. Please similarly revise footnote (b) on page 22.

Response:

         As discussed in the response to Comment #10 below, the Company has revised pages 12 and 26 of Amendment No. 1 to provide a discussion of EBIT and EBITDA which the Company believes is responsive to the staff's comments.

                          CALFEE, HALTER & GRISWOLD LLP


Pamela A. Long
Assistant Director
January 21, 2005
Page 7



SEC Comment #10:

         To the extent that your disclosure suggests that EBITDA is a measure of operating performance, it is unclear to us how EBITDA could be a useful measure of your operating performance because of your need for on-going capital expenditures and debt financing. EBITDA, as well as EBIT, eliminate critical recurring charges that are a necessary cost of your operations. Please include a more comprehensive explanation of why you believe that EBIT and EBITDA represent useful measures of operating performance for investors. Describe the shortcomings of the measures, and specifically discuss why investors would find these measures valuable in the context in which they are presented, given the excluded items.

         If after further consideration, you agree that you do not use EBITDA as an operating measure, please amend the reference to EBITDA on page 10 and to EBIT on page 22. Item 10(e)(i)(B) of Regulation S-K would then require that you reconcile the measure to cash flows from operations rather than Income Before Taxes.

         For further guidance on this subject, please consult SEC Release No. 34-47226 (Jan. 22, 2003) and Question 8 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," which you can find on our website at www.sec.gov.

Response:

         We have revised the footnotes on pages 12 and 26 of Amendment No. 1 to clarify that the Company uses EBIT to evaluate the performance of its segments because interest expense is essentially related to corporate acquisitions, as opposed to segment operations. We have revised the footnote on page 12 to clarify that the Company uses EBITDA as an alternative cash flow measure for the purpose of evaluating its ability to service its debt and meet its cash needs. In addition, we disclose that, as compared to operating income or cash flow from operations, the use of these non-GAAP measures has limitations. Despite these limitations, it has been the Company's experience when accessing the capital markets that fixed income investors and analysts require disclosure of the Company's EBIT and EBITDA in order to assist them in analyzing the Company's segments' core operating performance and ability to service debt and otherwise meet cash needs. Additionally, as required by Item 10 of Regulation S-K, the

                          CALFEE, HALTER & GRISWOLD LLP


Pamela A. Long
Assistant Director
January 21, 2005
Page 8



disclosure indicates that in addition to using EBIT to evaluate segment performance and EBITDA to evaluate cash flows, the Company evaluates EBIT and EBITDA because it believes movements in these non-GAAP measures impact its ability to attract financing.

DESCRIPTION OF OUR OTHER INDEBTEDNESS; PAGE 65

SEC Comment #11:

         Please elaborate on the terms of your outstanding indebtedness relating to events of default if a default could result in the acceleration of such indebtedness and therefore an event of default under the indenture. If the violation of financial covenants you have made in connection with other indebtedness would ultimately result in an event of default under the indenture, please describe those covenants as they would be in effect from time to time throughout the term of the exchange notes. Finally, if a default in any of the terms of your outstanding indebtedness could result in the acceleration of that indebtedness and therefore an event of default under the indenture, please include a risk factor discussing this possibility and the company's ability to repay all accelerated indebtedness, including the exchange notes, simultaneously.

Response:

         Pages 70 - 73 of the prospectus have been revised to include a description of financial covenants and cross default and cross acceleration provisions of the Company's indebtedness. Pages 19 - 20 of the prospectus has been revised to add a risk factor regarding the Company's ability to pay all accelerated indebtedness simultaneously.

                          CALFEE, HALTER & GRISWOLD LLP


Pamela A. Long
Assistant Director
January 21, 2005
Page 9



THE EXCHANGE OFFER; PAGE 67
TERMS OF THE EXCHANGE OFFER; PAGE 67

SEC Comment #12:

         Please confirm that the offer will be open for at least twenty full business days to ensure compliance with Rule 14e-1(a). As currently represented, the offer could be open for less than twenty business days due to the 5:00 p.m. New York City expiration time instead of midnight on what ultimately may be the twentieth business day following commencement. See Q&A #8 in SEC Release No. 34-16623 (Mar. 5, 1980). Further, confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response:

         The exchange offer will be open for at least 20 full business days. The exchange offer will expire no earlier than 5:00 p.m. on the twenty-first business day following commencement. See the revisions to the cover page. The Company confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

SEC Comment #13:

         We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response:

         The prospectus has been revised to indicate that in the event of a material change in the offer, the Company will extend the offer period so that at least five business days remain in the offer following notice of a material change. Please see the revised language in the third bullet point on page 75.

                          CALFEE, HALTER & GRISWOLD LLP


Pamela A. Long
Assistant Director
January 21, 2005
Page 10



IMPORTANT RULES CONCERNING THE EXCHANGE OFFER; PAGE 68

SEC Comment #14:

         We note disclosures that you "reserve the absolute right to waive a defects or irregularities or conditions of the exchange offer as to any particular initial notes . . ." Revise this disclosure to indicate that to the extent you waive any condition of the offer, you will waive that condition for all holders of the initial notes. Similarly revise the Letter of Transmittal.

Response:

         The prospectus and the Letter of Transmittal have been revised to indicate that, to the extent the Company waives any condition of the offer, it will waive that condition for all holders of the notes. Please see the revised language in the last bullet point beginning on page 75 of the prospectus and Instruction "7. Irregularities" of the Letter of Transmittal.

SEC Comment #15:

         In the third bullet point, you reserve the right to waive "ineligibility" of any holder who seeks to tender. Clarify that this does not mean you permit holders to tender who are not eligible to do so under the Exxon Capital line of letters. If instead you are referring to defects in connection with a tender, please make this clear.

Response:

         The prospectus has been revised to address the comment. The clause which made reference to "the right to waive the ineligibility of any holder" has been deleted, and replaced with language which references only any defect or irregularity in connection with a tender. Please see page 76.

                          CALFEE, HALTER & GRISWOLD LLP


Pamela A. Long
Assistant Director
January 21, 2005
Page 11



SEC Comment #16:

         We note on page 69 that your determination of whether certain offer conditions have occurred or are satisfied is "final and binding on all parties" and on page 68 that particular questions shall be determined in your "sole discretion." In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions is the sole discretion of the bidder is the equivalent of a waiver of the offer condition. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Response:

         The prospectus has been revised to address the comment. Please see the revised language in the ninth bullet point on page 75, which provides an objective standard, reasonableness, for determining whether a condition of the exchange offer has been satisfied.

ACCEPTANCE OF INITIAL NOTES FOR EXCHANGE; PAGE 70

SEC Comment #17:

         We note disclosure indicating that you will return any initial notes not accepted for exchange "as promptly as practicable" termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the initial notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary. Additionally, please revise your disclosure to state that you will issue the exchange notes or return the initial notes promptly after expiration, rather than after acceptance. See Exchange Act Rule 14e-1(c).

Response:

         The prospectus has been revised to indicate that any initial notes not accepted for exchange will be returned promptly upon expiration or termination of the offer, as applicable, and that the Company will issue the exchange notes promptly after expiration. Please see the revised language on pages 75 and 77.

                          CALFEE, HALTER & GRISWOLD LLP


Pamela A. Long
Assistant Director
January 21, 2005
Page 12



CONDITIONS TO THE EXCHANGE OFFER; PAGE 72

SEC Comment #18:

         We note you have reserved the right not to accept securities for exchange if you determine that the offer would violate applicable law or any interpretation of the staff of the SEC, and that you can assert this right "at any time and from time to time." Please revise to indicate that all conditions to the offer, other than those subject to government approval will be satisfied or waived prior to expiration of the offer. Please also make similar revisions to language that appears on pages 68 and 69 suggesting that you may determine whether a condition has been satisfied either before or after the expiration date. Further confirm your understanding that "applicable law" and staff interpretations are not "regulatory approvals." Please also confirm your understanding that, in keeping with Rule 14e-1(c), the exchange must be made promptly upon expiration of the offer.

Response:

         Pages 75 - 77 and 79 of the prospectus have been revised to address the staff's comment. In addition, the Company confirms its understanding that "applicable law" and staff interpretations are not "regulatory approvals" and that the exchange of exchange notes for initial notes must be made promptly upon expiration of the offer, as required by Rule 14e-1(c).

SEC Comment #19:

         You indicate that your failure to assert conditions will not mean that you have waived your right to do so. Please note that you may not implicitly waive an offer condition by failing to assert it. If you decide to waive a condition, you must expressly announce the decision in a manner reasonably calculated to inform security holders of the waiver. Please confirm your understanding supplementally.

                          CALFEE, HALTER & GRISWOLD LLP


Pamela A. Long
Assistant Director
January 21, 2005
Page 13



Response:

         The Company confirms its understanding that, in the event the Company decides to waive an exchange offer condition, it must expressly announce the decision in a manner reasonably calculated to inform the holders of initial notes of the waiver.

SEC Comment #20:

         Please revise to disclose all conditions to the exchange offer in this section, and to clarify the summary of the conditions on page 5. The condition in the last sentence of this section is not disclosed in the summary, and, on page 5 of the summary, you have included a condition that is not disclosed here.

Response:

         Pages 6 and 79 of the prospectus have been revised to disclose all conditions to the exchange offer.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS; PAGE 75

SEC Comment #21:

         Revise this subheading as well as the disclosure that follows and that appears in the summary to clarify that you are discussing all "material," rather than "certain" or "certain material" tax considerations.

Response:

         Pages 6 and 82 of the prospectus have been revised to clarify that the discussion pertains to all material tax considerations.

                          CALFEE, HALTER & GRISWOLD LLP


Pamela A. Long
Assistant Director
January 21, 2005
Page 14



SEC Comment #22:

         The language that the exchange offer "should not" constitute a taxable exchange and similar language in this section suggests uncertainty about the consequences of this offer. Please revise here and in the summary, to provide a more definitive statement.

Response:

         Pages 6, 82 and 83 of the prospectus have been revised to provide a more definitive statement regarding the consequences of the offer.

SEC Comment #23:

         Delete the statement that the discussion is "of a general nature" and is included "solely for informational purposes." Also delete the statement that "[n]o representation is made . . .." This language may suggest that you do not have full responsibility under the federal securities laws for this discussion. Note that we do not object to the statement that purchasers should consult their tax advisors with respect to their particular circumstances.

Response:

         Page 82 of the prospectus has been revised to remove any language that suggests the Company does not have full responsibility for the discussion.

EXHIBITS

SEC Comment #24:

         We note that the opinion of counsel contained as Exhibit 5.1 qualifies its opinion on New York law, which governs the indenture, the purchase agreement, and the registration rights agreement, only to the extent that New York law is "construed and applied with the same effect as the substantive law of Ohio." Please provide a revised legality opinion that provides an unqualified opinion as to New York law.

                          CALFEE, HALTER & GRISWOLD LLP


Pamela A. Long
Assistant Director
January 21, 2005
Page 15



Response:

         In response to the staff's comment, an opinion of counsel that is unqualified as to New York law will filed by amendment.

SEC Comment #25:

         Delete language in the letter of transmittal requiring the note holder to acknowledge or certify that he has "read" or "understands" all of the terms of the exchange offer.

Response:

         The Letter of Transmittal has been revised to address the comment. The language in the Letter of Transmittal requiring the note holder to acknowledge or certify that it has "read and agrees to all of the terms of the Exchange Offer" has been deleted.

         I hope that the foregoing has been responsive to your comments. Accordingly, it would be greatly appreciated if you could advise the undersigned at (216) 622-8667 or Ed Moore at (216) 622-8217 at your earliest convenience if the foregoing responses are acceptable or if any additional comments will be forthcoming.

                                             Very truly yours,


                                             /s/ Arthur C. Hall III

                                             Arthur C. Hall III

cc:  Frank C. Sullivan
     P. Kelly Tompkins, Esq.
     Robert L. Matejka
     Robert J. McMinn
     Edward W. Moore, Esq.